EXHIBIT (a)(10)




                               DANAHER CORPORATION
                             1250 24th Street, N.W.
                                    Suite 800           TELEPHONE (202) 828-0850
                             Washington, D.C. 20037    TELECOPIER (202) 828-0860



FOR IMMEDIATE RELEASE                       CONTACT:   PATRICK W. ALLENDER
                                                       CHIEF FINANCIAL OFFICER
                                                       (202) 828-0850



                  DANAHER CORPORATION COMPLETES TENDER OFFER

                          FOR KOLLMORGEN CORPORATION
 ------------------------------------------------------------------------------


      Washington, D.C., June 15, 2000 - Danaher Corporation (NYSE:DHR) announced today that it has completed its tender offer for outstanding shares of Kollmorgen Corporation (NYSE:KOL) common stock, at a price of $23.00 per share. The tender offer expired at 5:30 p.m. on June 14, 2000. Danaher Corporation has been advised by the depositary for the tender offer that as of the expiration of the tender offer 9,829,122 Kollmorgen shares, representing approximately 95% of the outstanding shares, had been validly tendered and not withdrawn pursuant to the offer (including shares tendered pursuant to the procedures for guaranteed delivery) and has accepted such shares for payment. As previously announced, Danaher Corporation plans to acquire the remaining Kollmorgen shares at $23.00 per share through a cash merger, expected to be completed shortly.

      Kollmorgen Corporation is one of the major worldwide manufacturers of high performance electronic motion control products and systems.
(www.kollmorgen.com)

      Danaher Corporation is a leading manufacturer of Process/Environmental Controls and Tools and Components. (www.danaher.com)



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